Exhibit 2.1

STOCK AND ASSET PURCHASE AGREEMENT

THIS STOCK AND ASSET PURCHASE AGREEMENT (the “Agreement”) is entered into as of June 12, 2006, and amended as of July 5, 2006, by and between GALAPAGOS NV, a Belgian corporation (naamloze vennootschap) (“Galapagos”), BIOFOCUS INC, a Ohio corporation (“Biofocus”) (Galapagos and Biofocus each a “Purchaser” and together the “Purchasers”), and DISCOVERY PARTNERS INTERNATIONAL, INC., a Delaware corporation (“Seller”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

WHEREAS, Seller owns all of the outstanding capital stock or equity interests and voting rights of (i) Discovery Partners International AG, a Swiss corporation (“DPI AG”), (ii) ChemRx Advanced Technologies, Inc., a Delaware corporation (“ChemRx”), (iii) Xenometrix, Inc., a Delaware corporation (“Xenometrix”), and (iv) Discovery Partners International, L.L.C., a Delaware limited liability company (“DPI LLC”) (collectively the “DPI Subsidiaries”). DPI AG owns all of the outstanding capital stock and voting rights of Discovery Partners International GmbH, a German corporation (the “DPI AG Subsidiary” and together with the DPI Subsidiaries, the “Subsidiaries”).

WHEREAS, Seller owns certain assets and is a party to certain contracts related to the business of the Subsidiaries specified herein.

WHEREAS, Galapagos wishes to purchase the outstanding capital stock of DPI AG from Seller and Biofocus or an affiliate thereof wishes to purchase such assets and the outstanding capital stock or equity interests of ChemRx, Xenometrix and DPI LLC from Seller on the terms and conditions set forth in this Agreement, and have Seller assign to it or an affiliate controlled by Purchasers such contracts as well as certain liabilities of Seller related to the business of the Subsidiaries specified herein on the terms and conditions set forth in this Agreement.

WHEREAS, Seller and Purchasers wish to set forth in this Agreement the terms and conditions of the transactions described above.

AGREEMENT

Purchasers and Seller, intending to be legally bound, agree as follows:

1.	SALE AND PURCHASE OF STOCK AND ASSETS AND ASSUMPTION OF LIABILITIES

1.1 Sale and Purchase of Stock and Assets. At the Closing, Seller shall sell to Purchasers or any affiliate thereof, and Purchasers shall purchase from Seller, (i) all of the outstanding capital stock or equity interests of DPI AG, ChemRx, Xenometrix and DPI LLC (the “Purchased Stock”) in accordance with this Agreement as set forth in Exhibit A-1; and (ii) those certain assets specifically identified on Exhibit B-1 hereto (the “Specified Assets”), certain of which shall be made available to Purchasers or any applicable affiliate thereof following the Closing, as set forth in Exhibit B-1; and, if practicable and subject to Section 10.18 of this Agreement, Seller shall assign to Biofocus or an affiliate thereof all of Seller’s rights, title, and interests as of the Closing Date under the agreements and other instruments identified on Exhibit B-2 (the “Specified Contracts”, together with the Purchased Stock and Specified Assets, collectively the “Transferred Assets”) and Biofocus or an affiliate thereof will assume all of Seller’s duties, obligations and liabilities under the Specified Contracts.

1.2 Assumption of Liabilities. Subject to the terms and conditions of this Agreement (including the representations and warranties given by Seller under this Agreement), upon the Closing, each Purchaser or any applicable affiliate thereof, for its respective Transferred Assets acquired, shall assume and agree to perform and discharge, and does hereby upon the Closing assume and agree to perform and discharge, all debts, liabilities and obligations related to the Transferred Assets acquired by it existing as of the Closing and arising thereafter, including all contingent, conditional, or unmatured contractual claims (the “Transferred Assets Liabilities”). In addition to the foregoing, upon the Closing, Purchasers and any applicable affiliate thereof shall assume and agree to perform and discharge, and do upon the Closing assume and agree to perform and discharge, those additional liabilities of Seller which are disclosed on Exhibit C attached hereto, whether existing as of the Closing or arising thereafter (the “Specified Liabilities” and together with the Transferred Assets Liabilities, the “Assumed Liabilities”). The parties acknowledge and agree that, notwithstanding the first sentence of this Section 1.2, in no event shall any breach of any representation or warranty or representations and warranties by Seller release any Purchaser or any applicable affiliate thereof from its obligation to perform and discharge its applicable Transferred Assets Liabilities or any other obligations under this Agreement.

1.3 Purchase Price. The purchase price payable by Purchasers for the Transferred Assets shall be the sum of (i) US$5,400,000 plus (ii) the Working Capital Amount (as defined below) plus (iii) the DPI AG Amount (as defined below) (the “Purchase Price”). At the Closing, the sum of US$5,400,000 plus the DPI AG Amount shall be paid by Purchasers in cash. Within fifteen (15) Business Days after Closing, Purchasers (if the Working Capital Amount is a positive number) or Seller (if the Working Capital Amount is a negative number) shall pay to the other the Working Capital Amount in cash (with Seller paying an amount equal to the amount by which the Working Capital Amount is negative). Within three (3) Business Days following the date of the execution of this Agreement by the parties hereto, Galapagos shall deliver cash in an amount equal to US$5,400,000 to the Escrow Agent as a contribution to the Escrow Fund to be held and disbursed in accordance with the Escrow Agreement substantially in the form attached hereto as Exhibit D.

1.4 Transfer Taxes. Any and all transfer taxes, stamp duties, filing fees, registration fees, recordation expenses, escrow fees or other similar taxes, fees, charges or expenses incurred by Seller, the Subsidiaries or any other party in connection with the sale and transfer of the Transferred Assets to Purchasers or in connection with any of the other transactions contemplated by this Agreement shall be borne and paid exclusively by Purchasers.

1.5 As Is Condition; Disclaimer of Warranties. All Specified Assets and Specified Contracts, and all assets held by any Subsidiary and all contracts to which any Subsidiary is a party, are sold “AS IS WHERE IS” without any representations or warranties as to the condition or adequacy of the Specified Assets and Specified Contracts or such other assets or contracts whatsoever except for those representations and warranties of Seller set forth in Section 3 herein.

Seller disclaims all other warranties, whether written or oral, express or implied, including without limitation, the implied warranties of merchantability and fitness for a particular purpose and the implied warranties against interference and infringement with regard to the Specified Assets, Specified Contracts and such other assets or contracts.

1.6 Collection of Assets. On the Closing Date, Seller will make the Specified Assets available, as appropriate, for collection by Purchasers or their agent at Seller’s offices at 9640 Towne Centre Drive, San Diego, California 92121 and/or at such other location or locations designated in writing and agreed upon by Seller and Purchasers prior to Closing, subject to certain of the Specified Assets being made available to Purchasers following the Closing, as set forth in Exhibit B-1. Purchasers shall use commercially reasonable efforts to collect the available Specified Assets on the Closing Date, subject to certain of the Specified Assets being made available to Purchasers following the Closing, as set forth in Exhibit B-1. All costs associated with the collection of the Specified Assets shall be borne by the Purchasers.

1.7 Tax Allocation. At Biofocus’s option, Seller and Biofocus shall join in making an election under Section 338(h)(10) of the Code (and any corresponding elections under state, local, or local foreign tax law) (collectively a “Section 338(h)(10) Election”) with respect to the purchase and sale of the stock of any or all of the DPI Subsidiaries other than DPI AG and the DPI AG Subsidiary. If Biofocus decides to make a Section 338(h)(10) Election, Biofocus will prepare the election forms and file them after Seller has reviewed and signed the forms. Biofocus will pay any Tax attributable to the making of the Section 338(h)(10) Election and will indemnify Seller against any additional Taxes incurred by or accrued against Seller as a direct or indirect result of the Section 338(h)(10) Election and against any Damages arising out of any failure to pay such Tax, which additional Taxes and Damages shall be considered Assumed Liabilities for all purposes of this Agreement.

1.8 Working Capital Amount. Exhibit H attached hereto sets forth a specified list of Seller’s vendors and customers for the Subsidiaries and the respective accounts payable and invoiced accounts receivable associated with such vendors and customers that Seller anticipates will be reflected on its June 30, 2006 consolidated balance sheet for such vendors and customers of the Subsidiaries having aggregate amounts in excess of US$25,000. The aggregate amount of accounts payable shown as Exhibit H as originally prepared shall be referred to herein as the “Initial Aggregate Accounts Payable” and the aggregate amount of invoiced accounts receivable shown as Exhibit H as originally prepared shall be referred to herein as the “Initial Aggregate Accounts Receivable.” Within ten (10) Business Days after Closing, Seller will update Exhibit H to reflect the actual accounts payable and invoiced accounts receivable associated with such vendors and customers that are reflected on its June 30, 2006 consolidated balance sheet, along with any other accounts payable and invoiced accounts receivable that are reflected on its June 30, 2006 consolidated balance sheet and that are in excess of US$25,000 and that are associated with vendors and customers of the Subsidiaries that were not listed on Exhibit H as originally prepared. The aggregate amount of accounts payable shown on Exhibit H as updated shall be referred to herein as the “Updated Aggregate Accounts Payable” and the aggregate amount of invoiced accounts receivable shown on Exhibit H as updated shall be referred to herein as the “Updated Aggregate Accounts Receivable.” The amount by which the Updated Aggregate Accounts Payable exceeds the Initial Aggregate Accounts Payable, if any, shall be referred to herein as the “Accounts Payable Excess” and the amount by which the Initial

Aggregate Accounts Payable exceeds the Updated Aggregate Accounts Payable, if any, shall be referred to herein as the “Accounts Payable Reduction.” The amount by which the Updated Aggregate Accounts Receivable exceeds the Initial Aggregate Accounts Receivable, if any, shall be referred to herein as the “Accounts Receivable Excess” and the amount by which the Initial Aggregate Accounts Receivable exceeds the Updated Aggregate Accounts Receivable, if any, shall be referred to herein as the “Accounts Receivable Reduction.” The “Working Capital Amount” shall be equal to the sum of (i) the Accounts Payable Reduction, if any, plus (ii) the Accounts Receivable Excess, if any, minus the sum of (iii) the Accounts Payable Excess, if any, plus (iv) the Accounts Receivable Reduction, if any.

1.9 DPI AG Amount. At least two (2) Business Days prior to Closing, Seller will prepare and deliver to Galapagos a schedule setting forth DPI AG’s cash and cash equivalents as of June 30, 2006, along with the amount of any lease deposits relating to leases of DPI AG and the DPI AG Subsidiary. The amount of DPI AG’s cash and cash equivalents and lease deposits set forth on that schedule shall be referred to herein as the “DPI AG Amount.”

2.	CLOSING

2.1 Subject to the satisfaction of the conditions to closing set forth herein, the closing of the transactions contemplated by Section 1 (the “Closing”) shall be held at the offices of Seller at 10:00 a.m. (Pacific time) on July 5, 2006, or at such other place, time and/or date as may be jointly designated by Purchasers and Seller.

2.2 At the Closing, (i) Purchasers (and/or an affiliate thereof, if applicable) and Seller shall enter into and deliver an Assignment and Assumption Agreement with respect to the Specified Contracts substantially in the form attached hereto as Exhibit E; (ii) Seller shall execute and deliver an Invoice with respect to the Specified Assets substantially in the form attached hereto as Exhibit F; (iii) Purchasers and Seller shall enter into and deliver a Transition Services Agreement to be agreed upon between Purchasers and Seller prior to the Closing; and (iv) Purchasers and Seller shall complete the required formalities to effect the transfer of the Purchased Stock in accordance with applicable law and the constitutive documents of the respective DPI Subsidiaries.

3.	REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchasers as follows, except as set forth in the written disclosure schedule attached hereto as Exhibit G (the “Disclosure Schedule”). The Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 3. The disclosure in any section or subsection of the Disclosure Schedule shall qualify other sections and subsections in this Section 3 only to the extent it is readily apparent that the disclosure contained in such section or subsection of the Disclosure Schedule contains enough information regarding the subject matter of the other representations in this Section 3 as to clearly qualify or otherwise clearly apply to such other representations and warranties; provided, however, that the disclosure in Part 3.12(a)(ii) of the Disclosure Schedule shall only qualify Sections 3.11(b), 3.11(d)(v) and 3.12(a)(ii). The representations and warranties in this Section 3 shall remain in full force and effect until the Expiration Date (as defined in Section 9.4(h)) even where it should in the future be held that the Purchasers have failed to meet their duty to investigate any fact or situation represented or warranted. Seller acknowledges and agrees that, although required pursuant to the representations and warranties contained in this Section 3, certain disclosures applicable to Seller only made in the Disclosure Schedule may not be relevant to the Transferred Assets, given that the Transferred Assets are comprised of the Purchased Stock, the Specified Assets and the Specified Contracts.

3.1 Good Standing and Corporate Power of Seller. Seller is validly existing and in good standing as a corporation under the laws of the State of Delaware, and has all necessary corporate power to perform its obligations under this Agreement and all agreements related hereto to which it is or will be a party. This Agreement, and all of the agreements related hereto to which Seller is or will be a party, when executed and delivered, will constitute legal, valid and binding obligations of Seller enforceable against it in accordance with their respective terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.2 Good Standing and Capitalization of the Subsidiaries. Each of the Subsidiaries is validly existing and in good standing as a corporation under the laws of its respective jurisdiction of formation. All of the outstanding shares or equity interests of each of the DPI Subsidiaries are held of record by Seller and all of the outstanding shares of the DPI AG Subsidiary are held of record by DPI AG. Exhibit A-1 sets forth the authorized equity capital of each Subsidiary and the issued and outstanding shares or equity interests of each Subsidiary. Said shares of common stock or equity interests constitute all of each of the Subsidiaries’ outstanding capital stock or equity interests; and no Person has any option or other right to purchase from the Subsidiaries or from Seller or otherwise acquire or subscribe for, or to require the Subsidiaries to issue, any additional shares of the Subsidiaries’ capital stock or equity interests. There is no outstanding security or instrument that is or may become convertible into or exchangeable for any shares of capital stock or equity interests of any Subsidiary. There are no trust agreements relating to, shareholders’ or voting agreements relating to or agreements restricting the transfer of shares or equity interests of any Subsidiary or the payment of dividends by any Subsidiary, or agreements pursuant to which approval to do any of the foregoing is required. No restrictions on the transfer of the outstanding capital stock or equity interests of DPI AG, ChemRx, Xenometrix and DPI LLC, by way of pre-emptive rights, approval clauses, standstill provisions or otherwise, are in effect other than those set forth in the constitutive documents of the relevant DPI Subsidiary. None of the Subsidiaries has either issued any profit sharing certificates or granted any other rights to share in its profits, nor granted any other rights to third parties (including but not limited to employees) entitling such third parties to share in its profits. Any founder shares issued by a Subsidiary will be terminated upon Closing, and after the Closing no profit sharing certificates issued by any Subsidiary will be outstanding. No Subsidiary has any obligation to issue non profit sharing certificates. Neither Seller nor any Subsidiary has any equity investment in any company other than a Subsidiary.

3.3 Title to Stock. On the Closing Date, Purchasers will acquire good title to the Purchased Stock free of any Encumbrances, except for any encumbrances created by or through Purchasers or any Purchaser’s Associates.

3.4 Authorization. As of the Closing Date, the execution, delivery and performance of this Agreement on behalf of Seller will have been duly authorized by all necessary action on the part of Seller and its board of directors.

3.5 SEC Filings; Financial Statements. The consolidated financial statements contained in each report, schedule, registration statement and definitive proxy statement filed by Seller with the SEC on or after January 1, 2003 and prior to the date of this Agreement (the “SEC Documents”) (including, in each case, any related notes thereto): (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered, except as may be indicated in the notes to such consolidated financial statements and except that the unaudited interim consolidated financial statements contained in the SEC Documents do not contain footnotes as permitted by Form 10-Q of the Exchange Act; and (iii) fairly present the consolidated financial position of Seller as of the respective dates thereof and the consolidated results of operations and cash flows of Seller for the periods covered thereby, except that the unaudited interim consolidated financial statements contained in the SEC Documents were or are subject to normal year-end audit adjustments.

3.6 Absence of Changes. Since December 31, 2005:

(a) there has not been any Material Adverse Effect, and no event has occurred that will, or would reasonably be expected to, cause a Material Adverse Effect;

(b) there has not been any material loss, damage or destruction to, or any material interruption in the use of, any of the assets of Seller or any Subsidiary (whether or not covered by insurance);

(c) none of the Subsidiaries has declared, accrued, set aside or paid any dividend or made any other distribution in respect of any shares of its capital stock or equity interests (other than inter-company dividends), or has repurchased, redeemed or otherwise reacquired any shares of its capital stock or other securities;

(d) none of the Subsidiaries has sold, issued, granted or authorized the issuance of (i) any of its capital stock or other securities; (ii) any option, call or right to acquire any of its capital stock or other securities; (iii) any instrument convertible into or exchangeable for any of its capital stock or other securities; or (iv) reserved for issuance any additional grants or shares under any employee equity incentive or compensation plan;

(e) there has been no amendment to the constitutive documents of any Subsidiary and no Subsidiary has effected any recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction;

(f) no Subsidiary has made any capital expenditure which, when added to all other capital expenditures made on behalf of any Subsidiary since December 31, 2005 (the “Balance Sheet Date”), exceeds $100,000;

(g) no Subsidiary has (i) entered into or permitted any of the assets owned or used by it to become bound by any agreement that contemplates or involves (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or (B) the purchase or sale of any product, or performance of services by any Subsidiary having a value in excess of $100,000 in the aggregate, or (ii) waived any right or remedy under any Contract other than in the Ordinary Course of Business, or amended or prematurely terminated any Contract;

(h) no Subsidiary has (i) acquired, leased or licensed any right or other asset from any other Person, (ii) sold or otherwise disposed of, or leased or licensed, any right or other asset to any other Person, or (iii) waived or relinquished any right, except for immaterial rights or immaterial assets acquired, leased, licensed or disposed of in the Ordinary Course of Business;

(i) no Subsidiary has written off as uncollectible, or established any extraordinary reserve with respect to, any account receivable or other indebtedness;

(j) no Subsidiary has made any pledge of any of its assets or otherwise permitted any of its assets to become subject to any Encumbrance, except for pledges of immaterial assets made in the Ordinary Course of Business;

(k) no Subsidiary has (i) lent money to any Person (other than pursuant to routine travel advances made to employees in the Ordinary Course of Business), or (ii) incurred or guaranteed any indebtedness for borrowed money in the aggregate in excess of $100,000 or (iii) issued or sold any debt securities or options, warrants, calls or similar rights to acquire any debt securities of any Subsidiary;

(l) no Subsidiary has (i) established or adopted any employee benefit plan, (ii) paid any bonus or made any profit sharing, incentive compensation or similar payment to, or increased the amount of the wages, salary, commissions, fringe benefits or other compensation or remuneration payable to, any of its directors, officers or employees with an annual salary in excess of $100,000, or (iii) hired any new employee having an aggregate salary in excess of $100,000;

(m) no Subsidiary has changed any of its personnel policies or other business policies, or any of its methods of accounting or accounting practices in any respect;

(n) no Subsidiary has threatened, commenced or settled any Legal Proceeding;

(o) no Subsidiary has entered into any transaction or taken any other action outside the Ordinary Course of Business;

(p) no Subsidiary has paid, discharged or satisfied any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction of non-material amounts in the Ordinary Course of Business or as required by any Contract or Legal Requirement; and

(q) no Subsidiary has agreed to take, or committed to take, any of the actions referred to in clauses “(c)” through “(p)” above.

3.7 Liabilities; Fees, Costs and Expenses. No Subsidiary has any accrued, contingent or other liabilities of any nature, either matured or unmatured (whether or not required to be reflected in financial statements in accordance with GAAP, and whether due or to become due), except for: (i) liabilities identified in Seller’s balance sheet included in its Form 10-K for the year ended December 31, 2005 (the “Balance Sheet”) or any subsequent interim or full-year balance sheet filed by Seller with the SEC subsequent to December 31, 2005, or otherwise described in Seller’s Form 10-K for the year ended December 31, 2005; (ii) liabilities that have been incurred since December 31, 2005 (or the date of any subsequent interim or full-year balance sheet filed by Seller with the SEC subsequent to December 31, 2005) in the Ordinary Course of Business; (iii) liabilities which have arisen since the date of the Balance Sheet in the Ordinary Course of Business and (iv) contractual and other liabilities incurred in the Ordinary Course of Business which are not required by GAAP to be reflected on a balance sheet.

3.8 Compliance with Legal Requirements. Each Subsidiary is, and since January 1, 2003 have been, in compliance in all material respects with all applicable Legal Requirements. Seller has not received, since January 1, 2003, any written notice or other communication from any Governmental Body or any other person regarding (a) any actual, alleged, possible or potential violation of, or failure to comply with, any Legal Requirement, or (b) any actual, alleged, possible or potential obligation on the part of any Subsidiary to undertake, or to bear all, or any portion of the cost of, any cleanup or any remedial, corrective or responsive action of any nature. Seller has delivered or made available to Purchasers an accurate and complete copy of each report, study, survey or other document to which Seller or any Subsidiary has access that addresses or otherwise relates to the compliance of any Subsidiary with, or the applicability to any Subsidiary of, any Legal Requirement. To the Knowledge of Seller, no Governmental Body has proposed or is considering any Legal Requirement that, if adopted or otherwise put into effect, (a) will, or would reasonably be expected to, cause a Material Adverse Effect, (b) may have an adverse effect on Purchasers’ ability to comply with or perform any covenant or obligation under this Agreement, or (c) may have the effect of preventing, delaying, making illegal or otherwise interfering with the transactions contemplated by this Agreement.

3.9 Equipment; Leasehold.

(a) All items of equipment and other tangible assets owned by or leased to Seller or any Subsidiary (i) are adequate for the uses to which they are being put and (ii) are adequate for the conduct of Seller’s business in the manner in which such business is currently being conducted and as it is proposed to be conducted.

(b) Neither Seller nor any Subsidiary owns any real property or any interest in real property, except for the leasehold interest created under the real property leases identified in Part 3.9(b) of the Disclosure Schedule. All premises leased or subleased by Seller or any Subsidiary are supplied with utilities and other services necessary for the operation of their respective businesses.

(c) No other agreements, whether verbal or in writing, pertaining to the real property leases exist between Seller or any Subsidiary and the lessors thereof and no obligations have been assumed by Seller or any Subsidiary other than those which appear from the real property leases.

(d) All obligations towards the lessors arisen from the real property leases and become due have been complied with by Seller or the applicable Subsidiary in all material respects. There are no rent disputes pending or, to the Knowledge of Seller, threatened under the real property leases.

3.10 Insurance.

(a) Seller has entered into and maintains in full force and effect the insurance policies covering the Subsidiaries set forth in Part 3.10 of the Disclosure Schedule (the “Insurance Policies”). Neither Seller nor any of the Subsidiaries have entered into any insurance policies covering the Subsidiaries that remain in effect other than the Insurance Policies.

(b) There is no material claim pending under any of the Insurance Policies as to which coverage has been denied or disputed by the underwriters of the applicable Insurance Policy. To the Knowledge of Seller, there is no threatened cancellation or termination of, or material premium increase with respect to, any of the Insurance Policies.

3.11 Intellectual Property.

(a) Part 3.11(a) of the Disclosure Schedule accurately identifies (i) each item of Registered IP; and (ii) the jurisdiction in which such item of Registered IP has been registered or filed and the applicable registration or serial number. Seller has delivered or made available to Purchasers complete and accurate copies of all applications, correspondence, and other material documents related to each such item of Registered IP.

(b) Part 3.11(b) of the Disclosure Schedule accurately identifies (i) each Contract pursuant to which any Person has been granted any license under, or otherwise has received or acquired any right (whether or not currently exercisable) or interest in, any IP Rights; and (ii) each Contract involving IP Rights licensed to Seller or any Subsidiary (other than any non-customized software that is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license). Seller and the Subsidiaries are not bound by, and no IP Rights are subject to, any Contract containing any covenant or other provision that in any way limits or restricts the ability of Seller or any Subsidiary to use, exploit, assert, or enforce any IP Rights anywhere in the world.

(c) Seller has delivered or made available to Purchasers a complete and accurate copy of each standard form of IP Rights Agreement used by Seller or any Subsidiary, including each standard form of (i) license agreement; (ii) employee agreement containing intellectual property assignment or license of IP Rights or any confidentiality provision; (iii) consulting or independent contractor agreement containing intellectual property assignment or license of IP Rights or any confidentiality provision; and (iv) confidentiality or nondisclosure agreement, and no IP Rights Agreement deviates in any material respect from the corresponding standard form agreement delivered or made available to Purchasers.

(d) Seller and the Subsidiaries exclusively own all right, title, and interest to and in the IP Rights (other than IP Rights exclusively licensed to Seller or the Subsidiaries) free and clear of any Encumbrances (other than non-exclusive licenses of IP Rights). Without limiting the generality of the foregoing:

(i) To the Knowledge of Seller, all documents and instruments necessary to register or apply for new registration of Seller and each Subsidiary in Registered IP have been validly executed, delivered, and filed in a timely manner with the appropriate Governmental Body.

(ii) Each person who is or was an employee or contractor of Seller or any Subsidiary and who is or was involved in the creation or development of any IP Rights has signed a valid, enforceable agreement containing and assignment of Intellectual Property to Seller or a Subsidiary and confidentiality provisions protecting trade secrets and confidential information of IP Rights. No current or former stockholder, officer, director, or employee of Seller or any Subsidiary has any claim, right (whether or not currently exercisable), or interest to or in any IP Rights. No employee of Seller or any Subsidiary is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Seller or any Subsidiary or (b) in breach of any contract with any former employer or other Person concerning IP Rights or confidentiality provisions protecting trade secrets and confidential information in IP Rights.

(iii) No funding, facilities, or personnel of any Governmental Body were used, directly or indirectly, to develop or create, in whole or in part, any IP Rights in which Seller has an ownership interest.

(iv) Seller and each Subsidiary have taken all reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all proprietary information that Seller or the applicable Subsidiary holds, or purports to hold, as a trade secret.

(v) Seller and the Subsidiaries have not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any IP Rights to any other Person.

(vi) Neither Seller nor any Subsidiary is now or ever was a member or promoter of, or a contributor to, any industry standards body or similar organization that could require or obligate Seller or the applicable Subsidiary to grant or offer to any other Person any license or right to any IP Rights.

(vii) The IP Rights constitute all Intellectual Property necessary for Seller and the Subsidiaries to conduct its business as currently conducted and planned to be conducted.

(e) To Knowledge of Seller, all Registered IP is valid and enforceable. Without limiting the generality of the foregoing:

(i) Each U.S. patent application and U.S. patent in which Seller or any Subsidiary has or purports to have an ownership interest was filed within one year of the first printed publication, public use, or offer for sale of each invention described in the U.S. patent application or U.S. patent. Each foreign patent application and foreign patent in which Seller or any Subsidiary has or purports to have an ownership interest was filed or claims priority to a patent application filed prior to each invention described in the foreign patent application or foreign patent being first made available to the public.

(ii) No trademark (whether registered or unregistered) or trade name owned, used, or applied for by Seller or any Subsidiary conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. None of the goodwill associated with or inherent in any trademark (whether registered or unregistered) in which Seller or any Subsidiary has or purports to have an ownership interest has been impaired.

(iii) Each item of IP Rights that is Registered IP is and at all times has been filed and maintained in compliance with all applicable Legal Requirements and all filings, payments, and other actions required to be made or taken to maintain such item of Registered IP in full force and effect have been made by the applicable deadline. Part 3.11(e)(iii) of the Disclosure Schedule accurately identifies and describes each action, filing, and payment that must, to the Knowledge of Seller, be taken or made on or before the date that is 90 days after the Closing Date in order to maintain such item of Registered IP in full force and effect.

(iv) No interference, opposition, reissue, reexamination, or other proceeding is pending or, to the Knowledge of Seller, threatened, in which the scope, validity, or enforceability of any IP Rights is being, has been or could reasonably be expected to be contested or challenged. To the Knowledge of Seller, there is no basis for a claim that any IP Rights are invalid or, excluding pending patent applications, unenforceable.

(f) To the Knowledge of Seller, no Person has infringed, misappropriated or otherwise violated, and no Person is currently infringing, misappropriating, or otherwise violating, any IP Rights. Seller has delivered or made available to Purchasers a complete and accurate copy of, each letter or other written or electronic communication or correspondence that has been sent or otherwise delivered in the last five (5) years by or to Seller or any Subsidiary or any Representative of Seller or any Subsidiary regarding any actual, alleged, or suspected infringement or misappropriation of any IP Rights, and provides a brief description of the current status of the matter referred to in such letter, communication, or correspondence.

(g) Neither the execution, delivery, or performance of this Agreement (or any of the agreements contemplated by this Agreement) nor the consummation of any of the transactions contemplated by this Agreement will, with or without notice or lapse of time, result in, or give any other Person the right or option to cause or declare, (i) a loss of, or Encumbrance on, any IP Rights; (ii) a breach by Seller or any Subsidiary of any IP Rights Agreement; (iii) the release, disclosure, or delivery of any IP Rights by or to any escrow agent or other Person; or (iv) the grant, assignment, or transfer to any other Person of any license or other right or interest under, to, or in any of IP Rights.

(h) To the Knowledge of Seller, neither Seller nor any Subsidiary has ever infringed (directly, contributorily, by inducement, or otherwise), misappropriated, or otherwise violated any Intellectual Property rights of any other Person. Without limiting the generality of the foregoing:

(i) No product or service that has been developed or that is being commercially sold by Seller or any Subsidiary nor the performance of making, using, selling or offering for importation of any such product or service has, to the Knowledge of Seller, infringed, misappropriated, or otherwise violated the Intellectual Property rights of any other Person.

(ii) No infringement, misappropriation, or similar claim or Legal Proceeding is pending or, to the Knowledge of Seller, threatened against Seller or any Subsidiary or against any other Person who may be entitled to be indemnified, defended, held harmless, or reimbursed by Seller or any Subsidiary with respect to such claim or Legal Proceeding. Seller and the Subsidiaries have never received any notice or other communication (in writing or otherwise) alleging any actual, alleged, or suspected infringement, misappropriation, or violation of any Intellectual Property rights of another Person.

(iii) Neither Seller nor any Subsidiary is bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim. Seller and the Subsidiaries have never assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriate, or violation of any Intellectual Property right.

(i) No claim or Legal Proceeding involving any IP Rights is pending or, to the Knowledge of Seller, has been threatened, except for any such claim or Legal Proceeding that, if adversely determined, would not adversely affect (i) the use or exploitation of IP Rights by Seller or any Subsidiary, or (ii) the manufacturing, distribution, or sale of any product or service being developed by Seller or any Subsidiary, or that is being commercially sold by Seller or any Subsidiary.

3.12 Contracts.

(a) Part 3.12(a) of the Disclosure Schedule identifies the following Contracts:

(i) each Contract of any Subsidiary relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor;

(ii) each Contract relating to the acquisition, transfer, use, development, sharing or license of any technology or any Intellectual Property or IP Rights;

(iii) each Contract imposing any restriction on any Subsidiary’s right or ability (A) to compete with any other Person, (B) to acquire any product or other asset or any services from any other Person, to sell any product or other asset to, or perform any services for, any other Person or to transact business or deal in any other manner with any other Person, or (C) develop or distribute any technology;

(iv) each Contract of any Subsidiary creating or involving any agency relationship, distribution arrangement or franchise relationship;

(v) each Contract relating to the creation of any Encumbrance with respect to any asset of any Subsidiary;

(vi) each Contract of any Subsidiary involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement;

(vii) each Contract of Seller or any Subsidiary creating or relating to any collaboration or joint venture or any sharing of technology, revenues, profits, losses, costs or liabilities, including Contracts involving investments by Seller in, or loans by Seller to, any other Entity;

(viii) each Contract of any Subsidiary relating to the purchase or sale of any product or other asset by or to, or the performance of any services by or for, or otherwise involving as a counterparty, any Related Party;

(ix) each Contract of any Subsidiary relating to indebtedness for borrowed money;

(x) each Contract of Seller or any Subsidiary related to the acquisition or disposition of material assets of Seller or any Subsidiary or any other Person;

(xi) any other material Contract of Seller or any Subsidiary that has a term of more than 60 days and that may not be terminated by Seller or any Subsidiary (without penalty) within 60 days after the delivery of a termination notice by Seller or the applicable Subsidiary.

(xii) any other Contract pursuant to which Seller or a Subsidiary is actively performing as of the date hereof that contemplates or involves (A) the payment or delivery of cash or other consideration in an amount or having a value in excess of $100,000 in the aggregate, or (B) the purchase or sale of any product, or performance of services by or to Seller or any Subsidiary having a value in excess of $100,000 in the aggregate;

(xiii) each Contract constituting a commitment of any Person to purchase products (including products in development) of Seller or any Subsidiary; and

(xiv) each Contract with any Person, including without limitation any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Seller or any Subsidiary in connection with the transactions contemplated by this Agreement.

(b) Seller has delivered or made available to Purchasers accurate and complete (except for applicable redactions thereto) copies of all material written Contracts of

Seller or any Subsidiary, including all amendments thereto. There are no Contracts of Seller or any Subsidiary that are not in written form. Each Contract of Seller or any Subsidiary is valid and in full force and effect, is enforceable by Seller or the applicable Subsidiary in accordance with its terms, and after the Closing will continue to be legal, valid, binding and enforceable on identical terms. The consummation of the transactions contemplated by this Agreement shall not (either alone or upon the occurrence of additional acts or events) result in any payment or payments becoming due from Seller or any Subsidiary or Purchasers to any Person under any Contract of Seller or any Subsidiary or give any Person the right to terminate or alter the provisions of any material Contract of Seller or any Subsidiary.

(c) Neither Seller nor any Subsidiary has materially violated or breached, or committed any material default under, any Contract, and, to the Knowledge of Seller, no other Person has violated or breached, or committed any default under, any Contract of Seller or any Subsidiary.

(d) No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a material violation or breach of any of the provisions of any Contract of Seller or any Subsidiary, (ii) given any Person the right to declare a default or exercise any remedy under any Contract of Seller or any Subsidiary, (iii) give any Person the right to accelerate the maturity or performance of any Contract of Seller or any Subsidiary, or (iv) give any Person the right to cancel, terminate or modify any Contract of Seller or any Subsidiary.

(e) Neither Seller nor any Subsidiary has received any written notice or other communication regarding any actual or possible violation or breach of, or default under, any Contract.

(f) Neither Seller nor any Subsidiary has waived any rights under any Contract.

(g) No Person is renegotiating, or has a right pursuant to the terms of any Contract to renegotiate, any amount paid or payable to Seller or any Subsidiary under any Contract or any other material term or provision of any Contract of Seller or any Subsidiary.

(h) Part 3.12(h) of the Disclosure Schedule identifies and provides a brief description of each proposed Contract as to which any bid, offer, award, written proposal, term sheet or similar document has been submitted or received by Seller (other than term sheets provided by Seller or to Seller by any third party related to the subject matter of this transaction).

(i) Part 3.12(i) of the Disclosure Schedule provides an accurate and complete list of all Consents required under any material Contract of Seller or any Subsidiary to consummate the transactions contemplated by this Agreement.

3.13 Tax Matters.

(a) All Tax Returns required to be filed by or on behalf of Seller or any Subsidiary with any Governmental Body with respect to any taxable period ending on or before the Closing Date (the “Seller Returns”) (i) have been or will be filed by Seller or the applicable

Subsidiary on or before the applicable due date (including any extensions of such due date), and (ii) have been, or will be when filed, accurately and completely prepared in all material respects. All Taxes due before the Closing Date have been paid before the Closing Date. Seller has delivered or made available to Purchasers accurate and complete copies of all Seller Returns filed which Purchasers have requested.

(b) No Seller Return has ever been examined or audited by any Governmental Body and no examination or audit of any Seller Return is currently in progress or, to the Knowledge of Seller, threatened or contemplated. Seller has delivered or made available to Purchasers accurate and complete copies of all audit reports, private letter rulings, revenue agent reports, information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests and any similar documents submitted by, received by, or agreed to by or on behalf of Seller or any Subsidiary relating to Seller Returns. No extension or waiver of the limitation period applicable to any of the Seller Returns has been granted (by Seller, any Subsidiary or any other Person), and no such extension or waiver has been requested from Seller or any Subsidiary. All Taxes that Seller or any Subsidiary was required by law to withhold or collect have been duly withheld or collected and, to the extent required, have been properly paid to the appropriate Governmental Body. Neither Seller nor any Subsidiary has executed or filed any power of attorney with any taxing authority.

(c) No claim or Legal Proceeding is pending or, to the Knowledge of Seller, has been threatened against or with respect to Seller or any Subsidiary in respect of any Tax. There are no unsatisfied liabilities for Taxes with respect to any notice of deficiency or similar document received by Seller or any Subsidiary with respect to any Tax (other than liabilities for Taxes asserted under any such notice of deficiency or similar document which are being contested in good faith by Seller or the applicable Subsidiary and with respect to which adequate reserves for payment have been established). There are no liens for Taxes upon any of the assets of Seller or any Subsidiary except liens for current Taxes not yet due and payable.

(d) Neither Seller nor any Subsidiary is or ever has been a party to a transaction or agreement that is in conflict with the Tax rules on transfer pricing in any relevant jurisdiction.

3.14 Employee and Labor Matters; Benefit Plans.

(a) Part 3.14(a) of the Disclosure Schedule accurately sets forth, with respect to each employee of any Subsidiary (including any employee of any Subsidiary who is on a leave of absence):

(i) the name of such employee and the date as of which such employee was originally hired by Seller or any Subsidiary;

(ii) such employee’s title;

(iii) the aggregate dollar amount of the wages, salary, and bonuses received by such employee from Seller or any Subsidiary with respect to services performed in 2005;

(iv) such employee’s annualized compensation as of the date of this Agreement;

(v) any Governmental Authorization that is held by such employee and that relates to or is useful in connection with Seller’s business or any Subsidiary’s business;

(vi) such employee’s citizenship status (whether such employee is a U.S. citizen or otherwise) and, with respect to non-U.S. citizens, identifies the visa or other similar permit under which such employee is working for Seller or any Subsidiary and the dates of issuance and expiration of such visa or other permits; and

(vii) such employee’s primary office location.

(b) Part 3.14(b) of the Disclosure Schedule accurately identifies each former employee of any Subsidiary who is receiving or is scheduled to receive (or whose spouse or other dependent is receiving or is scheduled to receive) any benefits (from Seller or any Subsidiary) relating to such former employee’s employment with any Subsidiary; and Part 3.14(b) of the Disclosure Schedule accurately describes such benefits.

(c) The employment of each Subsidiary’s employees is terminable by the applicable Subsidiary at will. Seller has delivered or made available to Purchasers accurate and complete copies of all employee manuals and handbooks, disclosure materials, policy statements and other materials governing the terms and conditions of the employment of the employees of any Subsidiary.

(d) To the Knowledge of Seller:

(i) no Key Employee of any Subsidiary intends to terminate his employment with the applicable Subsidiary;

(ii) no Key Employee of any Subsidiary has received an offer that remains outstanding to join a business that may be competitive with Seller’s or any Subsidiary’s business; and

(iii) no employee of any Subsidiary is a party to or is bound by any confidentiality agreement, non-competition agreement or other Contract (with any Person) that may have an adverse effect on: (A) the performance by such employee of any of his duties or responsibilities as an employee of the applicable Subsidiary; or (B) Seller’s or any Subsidiary’s business or operations.

(e) No Subsidiary is a party to or bound by, and no Subsidiary has ever been a party to or bound by any union contract, collective bargaining agreement or similar Contract.

(f) No Subsidiary is engaged, and no Subsidiary has ever been engaged, in any unfair labor practice of any nature. There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting any Subsidiary. To the Knowledge of Seller, no event has occurred, and no condition or circumstance exists, that might directly or indirectly give rise to the commencement of any such slowdown, work stoppage, labor dispute or union organizing activity or any similar activity or dispute. There are no actions, suits, claims, labor disputes or grievances pending or, to the Knowledge of Seller, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any employee of any Subsidiary, including, without limitation, charges of unfair labor practices or discrimination complaints. Each Subsidiary has good labor relations, and no reason to believe that the consummation of the transactions contemplated by this Agreement will have a material adverse effect on any Subsidiary’s labor relations.

(g) Since January 1, 2003, there have not been any, independent contractors who have provided services to any Subsidiary for a period of six consecutive months or longer. No Subsidiary has ever had any temporary or leased employees.

(h) Part 3.14(h) of the Disclosure Schedule identifies each Plan sponsored, maintained, contributed to or required to be contributed to by Seller or any Subsidiary. Except to the extent required to comply with Legal Requirements, neither Seller nor any Subsidiary intends or has committed to establish or enter into any new Plan, or to modify any Plan.

(i) Seller has delivered or made available to Purchasers: (i) correct and complete copies of all documents setting forth the terms of each Plan, including all amendments thereto and all related trust documents; (ii) the three most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Plan; (iii) if the Plan is subject to the minimum funding standards of Section 302 of ERISA, the most recent annual and periodic accounting of Plan assets; (iv) the most recent summary plan description together with the summaries of material modifications thereto, if any, required under ERISA with respect to each Plan; (v) all material written Contracts relating to each Plan, including administrative service agreements and group insurance contracts; (vi) all written materials provided to any employee of Seller or any Subsidiary relating to any Plan and any proposed Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events that would result in any liability to Seller or any Subsidiary; (vii) all correspondence to or from any Governmental Body relating to any Plan; (viii) the form of all COBRA forms and related notices; (ix) all insurance policies in the possession of Seller or any Subsidiary pertaining to fiduciary liability insurance covering the fiduciaries for each Plan; (x) all discrimination tests required under the Code for each Plan intended to be qualified under Section 401(a) of the Code for the three most recent plan years; and (xi) the most recent Internal Revenue Service determination or opinion letter issued with respect to each Plan intended to be qualified under Section 401(a) of the Code.

(j) Seller and each Subsidiary has performed all material obligations required to be performed by it under each Plan and is not in default under or violation of, and Seller has no Knowledge of any default under or violation by any other party of, the terms of any Plan. Each Plan has been established and maintained substantially in accordance with its terms and in substantial compliance with all applicable Legal Requirements, including ERISA and the Code. Any Plan intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code or has remaining a period of time under applicable Treasury regulations or Internal Revenue Service pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of that Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Plan subject to ERISA or Section 4975 of the Code. There are no claims or Legal Proceedings pending, or, to the Knowledge of Seller, threatened or reasonably anticipated (other than routine claims for benefits), against any Plan or against the assets of any Plan. Each Plan (other than any Plan to be terminated prior to the Closing) can be amended, terminated or otherwise discontinued after the Closing in accordance with its terms, without liability to Purchasers, Seller or any Subsidiary (other than ordinary administration expenses). There are no audits, inquiries or Legal Proceedings pending or, to the Knowledge of Seller, threatened by any Governmental Body with respect to any Plan. Neither Seller nor any Subsidiary has ever incurred any penalty or tax with respect to any Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. Seller and each Subsidiary have made all contributions and other payments required by and due under the terms of each Plan.

(k) Neither Seller nor any Subsidiary has ever maintained, established, sponsored, participated in or contributed to, any pension plan in which stock of Seller or any Subsidiary is or was held as a plan asset. The fair market value of the assets of each funded pension plan or multiemployer plan, or the equivalent thereof, maintained by Seller or any Subsidiary in a foreign jurisdiction (a “Foreign Plan”), the liability of each insurer for any Foreign Plan funded through insurance, or the book reserve established for any Foreign Plan, together with any accrued contributions, is sufficient to procure or provide in full for the accrued benefit obligations, with respect to all current and former participants in such Foreign Plan according to the actuarial assumptions and valuations most recently used to determine employer contributions to and obligations under such Foreign Plan, and none of the transactions contemplated by this Agreement shall cause any such assets or insurance obligations to be less than such benefit obligations.

(l) No Plan provides (except at no cost to Seller or any Subsidiary) or reflects or represents any liability of Seller or any Subsidiary to provide, retiree life insurance, retiree health benefits or other retiree employee welfare benefits to any Person for any reason, except as may be required by COBRA or other applicable Legal Requirements. Other than commitments made that involve no future costs to Seller or any Subsidiary, neither Seller nor any Subsidiary has ever represented, promised or contracted (whether in oral or written form) to any employee of any Subsidiary (either individually or to employees of any Subsidiary as a group) or any other Person that such employee(s) or other Person would be provided with retiree life insurance, retiree health benefits or other retiree employee welfare benefits, except to the extent required by applicable Legal Requirements.

(m) The execution of this Agreement will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Plan, Contract, trust or loan that will or may result (either alone or in connection with any other circumstance or event) in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employees of any Subsidiary.

(n) The Subsidiaries: (i) are, and at all times have been, in substantial compliance with all applicable Legal Requirements respecting organization of workers’ councils, health and securities councils, social elections, employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to their employees, including the health care continuation requirements of COBRA, the requirements of FMLA, the requirements of HIPAA and any similar provisions of state law; (ii) have withheld and reported all amounts required by applicable Legal Requirements or by Contract to be withheld and reported with respect to wages, salaries and other payments to their employees; (iii) are not liable for any arrears of wages or any taxes or any penalty for failure to comply with the Legal Requirements applicable to the foregoing; and (iv) are not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body with respect to unemployment compensation benefits, social security or other benefits or obligations for their employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending or, to the Knowledge of Seller, threatened or reasonably anticipated claims or Legal Proceedings against any Subsidiary under any worker’s compensation policy or long-term disability policy.

(o) No Subsidiary is required to be, and, to the Knowledge of Seller, has ever been required to be, treated as a single employer with any other Person under Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code. No Subsidiary has ever been a member of an “affiliated service group” within the meaning of Section 414(m) of the Code. To the Knowledge of Seller, no Subsidiary has ever made a complete or partial withdrawal from a multiemployer plan, as such term is defined in Section 3(37) of ERISA, resulting in “withdrawal liability,” as such term is defined in Section 4201 of ERISA (without regard to subsequent reduction or waiver of such liability under either Section 4207 or 4208 of ERISA).

(p) To the Knowledge of Seller, no officer or employee of any Subsidiary is subject to any injunction, writ, judgment, decree, or order of any court or other Governmental Body that would interfere with such employee’s efforts to promote the interests of Seller or any Subsidiary, or that would interfere with the business of Seller or any Subsidiary. Neither the execution nor the delivery of this Agreement, nor the carrying on of the business of Seller or any Subsidiary as presently conducted nor any activity of any employees of any Subsidiary in connection with the carrying on of the business of Seller or any Subsidiary as presently conducted will, to the Knowledge of Seller, conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract under which any employee of any Subsidiary may be bound.

(q) There is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of any Subsidiary that, considered individually or considered collectively with any other such Contracts and/or other events, will, or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would not be deductible pursuant to Section 280G or Section 162 of the Code. No Subsidiary is a party to any Contract, nor does any Subsidiary have any obligation (current or contingent), to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(r) Any employee plan, which includes any and all salary, bonus, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, hospitalization, medical, life or other insurance, supplemental unemployment benefits, profit-sharing, pension or retirement plan, program or agreement sponsored, maintained, contributed to or required to be contributed to by Seller or any Subsidiary for the benefit of any employee of any Subsidiary (collectively, the “Plans”, and each individually a “Plan”) and which is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and the proposed regulations and other guidance issued with respect thereto so as to avoid any additional Tax pursuant to Section 490A(a)(1)(B)(i)(II) of the Code.

3.15 Environmental Matters. Each Subsidiary is in compliance in all material respects with all applicable Environmental Laws, which compliance includes the possession by each Subsidiary of all permits and other Governmental Authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof. Neither Seller nor any Subsidiary has received since January 1, 2003 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that any Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of Seller, there are no circumstances that may prevent or interfere with any Subsidiary’s compliance with any Environmental Law in the future. To the Knowledge of Seller: (i) no current or prior owner of any property leased or controlled by any Subsidiary has received since January 1, 2003 any written notice or other communication relating to property owned or leased at any time by any Subsidiary, whether from a Governmental Body, citizens group, employee or otherwise, that alleges that such current or prior owner or any Subsidiary is not in compliance with or violated any Environmental law relating to such property and (ii) no Subsidiary has any material liability under any Environmental Laws. All Governmental Authorizations currently held by DPI or any Subsidiary pursuant to Environmental Laws are identified in Part 3.15 of the Disclosure Schedule.

3.16 Bank Accounts; Receivables.

(a) Part 3.16(a) of the Disclosure Schedule provides accurate information with respect to each account maintained by or for the benefit of any Subsidiary at any bank or other financial institution, including the name of the bank or financial institution, the account number, the balance as of the date hereof and the names of all individuals authorized to draw on or make withdrawals from such accounts.

(b) All existing accounts receivable of any Subsidiary (including those accounts receivable reflected on the Balance Sheet that have not yet been collected and those accounts receivable that have arisen since the date of the Balance Sheet and have not yet been collected) (i) represent valid obligations of customers of any Subsidiary arising from bona fide transactions entered into in the Ordinary Course of Business, and (ii) are current and are expected to be collected in full when due, without any counterclaim or set off, net of applicable reserves for bad debts on the unaudited interim consolidated balance sheet for Seller as of April 30, 2006 delivered or made available to Purchasers prior to the date of this Agreement.

3.17 Legal Proceedings; Orders.

(a) Except as described in the documents filed with the SEC by Seller, there is no pending Legal Proceeding, and to the Knowledge of Seller, no Person has threatened to commence any Legal Proceeding: (i) that involves any Subsidiary or any assets owned or used by Seller or any Subsidiary or any Person whose liability any Subsidiary has or may have retained or assumed, either contractually or by operation of law claiming damages in an amount in excess of $100,000; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with the transactions contemplated by this Agreement. To the Knowledge of Seller, no event has occurred, and no claim, dispute or other condition or circumstance exists, that will, or that would reasonable be expected to, give rise to or serve as a basis for the commencement of any such Legal Proceeding.

(b) There is no order, writ, injunction, judgment or decree to which any Subsidiary, or any of the assets owned or used by Seller or any Subsidiary, is subject. To the Knowledge of Seller, no officer or other employee of any Subsidiary is subject to any order, writ, injunction, judgment or decree that relates to Seller’s or any Subsidiary’s business or to any assets owned or used by Seller or any Subsidiary.

3.18 Non-Contravention; Consents. Neither (a) the execution, delivery or performance of this Agreement, nor (b) the consummation of the transactions contemplated by this Agreement, will (with or without notice or lapse of time):

(a) contravene, conflict with or result in a violation of any of the provisions of Seller’s certificate of incorporation or bylaws;

(b) contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, any Legal Requirement or any order, writ, injunction, judgment or decree to which Seller or any Subsidiary, or any of the assets owned or used by Seller or any Subsidiary, is subject;

(c) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Seller or any Subsidiary or that otherwise relates to Seller’s or any Subsidiary’s business or to any of the assets owned or used by Seller or any Subsidiary;

(d) result in a material conflict, violation or breach of, or result in a material default under, any provision of any material Contract of any Subsidiary, or give any Person the right to (i) declare a default or exercise any remedy under any such Contract, (ii) accelerate the maturity or performance of any such Contract, or (iii) cancel, terminate or modify any such Contract; or

(e) result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Seller or any Subsidiary (except for minor liens that will not, in any case or in the aggregate, materially detract from the value of the assets subject thereto or materially impair the operations of Seller or any Subsidiary).

Except for those filings, notices or Consents disclosed in Part 3.18 of the Disclosure Schedule and filings, notices or Consents that may be required under immaterial Contracts of Seller or any Subsidiary, Seller and the Subsidiaries are not and will not be required to make any filing with or give any notice to, or to obtain any Consent from, any Person in connection with (y) the execution, delivery or performance of this Agreement, or (z) the consummation of the transactions contemplated by this Agreement.

3.19 No Financial Advisor. No broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Seller or any Subsidiary.

3.20 Power of Attorney. None of the Subsidiaries has granted powers of attorney to any third parties (including any of their employees) authorizing such third party to represent any of the Subsidiaries for any special purpose.

3.21 Governmental Authorizations. Seller and the Subsidiaries hold all material Governmental Authorizations necessary for the conduct of their businesses as currently conducted.

4.	REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Purchasers represent and warrant to Seller as follows, except as set forth in the written disclosure schedule delivered or made available by Purchasers to Seller (the “Purchasers’ Disclosure Schedule”). The Purchasers’ Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Section 4. The disclosure in any section or subsection of the Purchasers’ Disclosure Schedule shall qualify other sections and subsections in this Section 4 only to the extent it is readily apparent that the disclosure contained in such section or subsection of the Purchasers’ Disclosure Schedule contains enough information regarding the subject matter of the other representations in this Section 4 as to clearly qualify or otherwise clearly apply to such other representations and warranties.

4.1 Good Standing and Corporate Power. Purchasers are validly existing and in good standing as corporations under the laws of their respective jurisdictions of formation, and have all necessary corporate power to perform their obligations under this Agreement and all agreements related hereto to which they are or will be a party. This Agreement, and all of the agreements related hereto to which Purchasers are or will be a party, when executed and delivered, will constitute legal, valid and binding obligations of the applicable Purchaser or Purchasers enforceable against it or them in accordance with their respective terms.

4.2 Access. Purchasers and their Associates have been given the opportunity to meet with officers and other representatives of Seller and the Subsidiaries and to visit the facilities of Seller and the Subsidiaries for the purpose of investigating and obtaining information regarding the Subsidiaries’ business, operations and legal affairs, as well as the Specified Assets, Specified Contracts and Specified Liabilities.

4.3 Authorization. The execution, delivery and performance of this Agreement on behalf of each Purchaser have been duly authorized by all necessary action on the part of each Purchaser and its board of directors.

4.4 Brokers. Except for Kempen & Co. (fee to be paid by Purchasers), no Purchaser has retained any broker or finder in connection with any of the transactions contemplated by this Agreement, and no Purchaser has incurred or agreed to pay, or taken any other action that would entitle any Person to receive from Seller, any brokerage fee, finder’s fee or other similar fee or commission with respect to any of the transactions contemplated by this Agreement.

4.5 Acquisition of Purchased Stock.

(a) Each Purchaser acknowledges that the Purchased Stock has not been registered under the Securities Act, on the grounds that the issuance thereof to the applicable Purchaser in connection with the transactions contemplated in this Agreement is exempt from registration pursuant to Section 4(2) of the Securities Act, and that the reliance of Seller on such exemption is predicated in part on the acknowledgements, representations and warranties set forth in this Section 4.5.

(b) The Purchased Stock will be acquired by each Purchaser for investment for its own account and not with a view to, or for sale in connection with, any distribution thereof within the meaning of the Securities Act.

(c) Each Purchaser: (i) acknowledges that the Purchased Stock to be sold to such Purchaser may not be transferred unless such Purchased Stock is subsequently registered under the Securities Act, or an exemption from registration is available, and (ii) is aware that Seller is not obligated to register any sale, transfer or other disposition of the Purchased Stock.

(d) Each Purchaser (either alone or together with its advisors) has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Purchased Stock and has the capacity to protect its own interests and is capable of bearing the economic risks of such investment. Each Purchaser is an “accredited investor” as such term is defined in Rule 501(a) as promulgated under the Securities Act.

(e) Each Purchaser acknowledges that the certificates representing the Purchased Stock may contain restrictive legends noting the restrictions on transfer under federal and applicable state securities laws.

5.	PRE-CLOSING COVENANTS OF SELLER

Seller agrees that, between the date of this Agreement and the Closing Date:

5.1 Conduct of Business. Seller will cause the Subsidiaries’ businesses to be conducted in the Ordinary Course of Business and in compliance with all applicable Legal Requirements and the requirements of all Contracts that constitute material Contracts of Seller or any Subsidiary. Without limiting the foregoing, except as contemplated by this Agreement or referred to in Section 5.1 of the Disclosure Schedule, and except as may be necessary to carry out the transactions contemplated by this Agreement, subject to any Legal Requirement applicable to Seller or any of the Subsidiaries, neither Seller nor any of the Subsidiaries shall, without the prior written consent of Purchasers (which shall not be unreasonably withheld, conditioned or delayed), take any action set forth in Section 3.6(c)-(q):

5.2 Access.

(a) Subject to the provisions of Section 6.2, Seller shall, after receiving reasonable advance notice from Purchasers, give Purchasers reasonable access (during normal business hours) to the books, records and contracts of Seller and the Subsidiaries for the purpose of enabling Purchasers to further investigate and inspect, at Purchasers’ sole expense, the business, operations and legal affairs of the Subsidiaries and the Specified Contracts, Specified Liabilities and Assumed Liabilities.

(b) Upon the prior written request of Purchasers, Seller agrees to provide Purchasers with reasonable access to such of their and any Subsidiary’s employees requested by Purchasers during normal working hours for the purposes of permitting Purchasers to deliver offers of employment to some or all of such employees and to provide information to such employees about the Purchasers.

5.3 Cooperation. Seller shall cooperate reasonably with Purchasers and shall provide Purchasers with such assistance as Purchasers may reasonably request for the purpose of facilitating the performance by Purchasers of their obligations under this Agreement.

5.4 Conditions. Seller shall use reasonable efforts to attempt to ensure that the conditions set forth in Section 7 are satisfied on a timely basis.

5.5 Regulatory Matters. Purchasers acknowledge that they will be responsible for obtaining and maintaining the federal and state permits and licenses required in order for Purchasers to use the Transferred Assets, and, except for any obligation set forth in this Agreement, that Seller will not have duties or obligations to Purchasers with respect to any such matters.

6.	PRE-CLOSING COVENANTS OF PURCHASERS

Purchasers agree that, between the date of this Agreement and the Closing Date:

6.1 Cooperation. Purchasers shall cooperate reasonably with Seller and shall provide Seller with such assistance as Seller may reasonably request for the purpose of facilitating the performance by Seller of its obligations under this Agreement.

6.2 Investigation. In conducting their investigation of the business, operations and legal affairs of the Subsidiaries, as well as the Specified Assets, Specified Contracts and Specified Liabilities, Purchasers shall not interfere in any manner with the business or operations of Seller or any of the Subsidiaries or with the performance of any of Seller’s or any Subsidiary’s employees.

6.3 Conditions. Purchasers shall use reasonable efforts to attempt to ensure that the conditions set forth in Section 8 are satisfied on a timely basis.

7.	CONDITIONS TO OBLIGATION OF PURCHASERS TO CLOSE

The obligations of Purchasers to purchase the Transferred Assets and otherwise consummate the transactions that are to be consummated at the Closing are subject to the satisfaction, as of the Closing, of the following conditions (any of which may be waived by Purchasers in whole or in part):

7.1 Accuracy of Representations and Warranties. The representations and warranties of Seller set forth in Section 3 shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (A) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect, or (B) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (A), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other qualifications based on the word “material” contained in such representations and warranties shall be disregarded and (ii) any update of or modification to the Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2 Performance. Seller shall have performed, in all material respects, all obligations required by this Agreement to be performed by Seller on or before the Closing Date.

7.3 No Injunction. There shall not be in effect, at the Closing Date, any injunction or other binding order of any court or other tribunal having jurisdiction over either Purchaser that prohibits the purchase of the Transferred Assets by such Purchaser.

8.	CONDITIONS TO OBLIGATION OF SELLER TO CLOSE

The obligation of Seller to cause the Transferred Assets to be sold to Purchasers and otherwise consummate the transactions that are to be consummated at the Closing is subject to the satisfaction, as of the Closing, of the following conditions (any of which may be waived by Seller in whole or in part):

8.1 Accuracy of Representations and Warranties. The representations and warranties of Purchasers set forth in Section 4 shall be accurate in all material respects as of the Closing Date, except to the extent that any of such representations and warranties refers specifically to a date other than the Closing Date, and except to the extent that the accuracy of any of such representations and warranties is affected by any of the transactions contemplated by this Agreement.

8.2 Performance. Purchasers shall have performed, in all material respects, all obligations required by this Agreement to be performed by Purchasers on or before the Closing Date.

8.3 No Injunction. There shall not be in effect, at the Closing Date, any injunction or other binding order of any court or other tribunal having jurisdiction over Seller or any of the Subsidiaries that prohibits the sale of the Transferred Assets to Purchasers.

9.	TERMINATION OF AGREEMENT

9.1 Right to Terminate Agreement. This Agreement may be terminated prior to the Closing:

(a) by the mutual agreement of Seller and Purchasers;

(b) by Purchasers at any time after August 15, 2006, if any condition set forth in Section 7 shall not have been satisfied or waived prior to such termination (provided that any termination fee required to be paid by Purchasers pursuant to Section 9.3(a) in connection with such termination shall have been paid prior to or concurrently with such termination); or

(c) by Seller at any time after August 15, 2006, if any condition set forth in Section 8 shall not have been satisfied or waived prior to such termination.

9.2 Effect of Termination. Upon the termination of this Agreement pursuant to Section 9.1:

(a) Purchasers shall promptly cause to be returned to Seller and Seller’s Associates all documents and information obtained in connection with this Agreement and the transactions contemplated by this Agreement and all documents and information obtained in connection with Purchasers’ investigation of the Subsidiaries’ businesses, operations and legal affairs, as well as the Specified Assets, Specified Contracts and Specified Liabilities, including any copies made by any Purchaser or any of any Purchaser’s Associates of any such documents or information; and

(b) this Agreement shall be of no further force or effect; provided, however, that (i) this Section 9.2, Section 9.3 and Section 10 shall survive the termination of this Agreement and shall remain in full force and effect, and (ii) the termination of this Agreement shall not relieve any Purchaser or Seller from any liability for any material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3 Expenses; Termination Fees.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such expenses, whether or not the sale of the Transferred Assets is consummated; provided, however, that if this Agreement is terminated by Seller pursuant to Section 9.1(c) by reason of the failure of any Purchaser to satisfy any of the conditions set forth in Section 8.1 or Section 8.2, or by any Purchaser pursuant to Section 9.1(b) by reason of the failure of any Purchaser to satisfy the condition set forth in Section 7.3, then Purchasers shall make a nonrefundable cash payment to Seller, at the time specified in Section 9.3(b), in an amount equal to the sum of (i) the aggregate amount of all fees and expenses (including all attorneys’ fees, accountants’ fees, and financial advisory fees) that have been paid or that may become payable by or on behalf of Seller in connection with the preparation and negotiation of this Agreement and otherwise in connection with the sale of the Transferred Assets and (ii) US$960,000 (the amounts set forth in clauses (i) and (ii) being together referred to as the “Termination Fee”).

(b) Any nonrefundable cash payment required to be made pursuant to Section 9.3(a) shall be made by Purchasers within five (5) Business Days following the time of such termination.

(c) If Purchasers fail to pay when due any amount payable under this Section 9.3, then (i) Purchasers shall reimburse Seller for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of such overdue amount and the enforcement by Seller of its rights under this Section 9.3, and (ii) Purchasers shall pay to Seller interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to Seller in full) at an annual rate two percentage points above the “prime rate” (as announced by Bank of America or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

9.4 Indemnification.

(a) Seller hereby covenants and agrees to defend, indemnify and save and hold harmless each Purchaser, together with its officers, directors, employees, stockholders and each person who controls such Purchaser within the meaning of the Securities Act (the “Purchaser Indemnified Parties”), from and against any loss, cost, expense, liability, claim or legal damages suffered by them (including, without limitation, reasonable fees and disbursements of counsel and other costs and expenses incident to any actual or threatened claim and all costs of investigation, but excluding unforeseeable, speculative, special, indirect, consequential, exemplary and punitive damages) (collectively, the “Damages”) resulting from (i) the breach by Seller of any representation or warranty contained in Section 3 of this Agreement or the material breach by Seller of any covenant or agreement of Seller contained in this Agreement or (ii) any lawsuit or proceeding in equity initiated by any stockholder of Seller against Seller that challenges or seeks to restrain or prohibit the consummation of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger and Reorganization, dated April 11, 2006, among Seller, Darwin Corp., a Delaware corporation and wholly-owned subsidiary of Seller, and Infinity Pharmaceuticals, Inc., a Delaware corporation.

(b) Each Purchaser, severally and not jointly, covenants and agrees to defend, indemnify and save and hold harmless Seller, together with its officers, directors, employees, stockholders and each person who controls Seller within the meaning of the Securities Act (the “Seller Indemnified Parties”), from and against any Damages suffered by them resulting from (i) the breach by any Purchaser of any representation or warranty contained in Section 4 of this Agreement or the material breach by any Purchaser of any covenant or agreement of such Purchaser contained in this Agreement or (ii) the failure by any Purchaser or any of its Associates to satisfy the Assumed Liabilities (including, in the case of clause (ii), any such Damages suffered by any Seller Indemnified Party that remains liable for the Assumed Liabilities after the Closing as a guarantor or otherwise).

(c) In the event that any indemnified party is made a defendant in or party to any action, suit, proceeding or claim, judicial or administrative, instituted by any third party for Damages (any such third party action, suit, proceeding or claim being referred to as a “Claim”), the indemnified party (referred to in this subsection as the “Notifying Party”) shall give notice (a “Claim Notice”) thereof to the indemnifying party as soon as practicable and in any event within thirty (30) days after the indemnified party receives notice thereof. Any Claim Notice shall be delivered in writing to the indemnifying party and set forth with reasonable specificity as to the amount claimed and the underlying facts supporting such claim. The failure to give such Claim Notice shall not affect whether an indemnifying party is liable for reimbursement unless such failure has resulted in the loss of material substantive rights with respect to the indemnifying party’s ability to defend such Claim; provided, that the indemnifying party (i) has a reasonable basis for concluding that such defense may be successful, (ii) diligently contests and defends such Claim to the extent possible given any such failure to give timely notice and (iii) acknowledges in writing that it is obligated to provide indemnification with respect to all or a portion of such Claim. Notice of the intention so to contest and defend shall be given by the indemnifying party to the Notifying Party within twenty (20) Business Days after the Notifying Party’s Claim Notice (but, in all events, at least ten (10) Business Days prior to the date that an answer to such Claim is due to be filed). Such contest and defense shall be conducted by reputable attorneys employed by the indemnifying party and approved by the Notifying Party (which approval shall not be unreasonably withheld). The Notifying Party shall be entitled, at its own cost and expense (which expense shall not constitute Damages unless the Notifying Party reasonably determines that the indemnifying party is not adequately representing or, because of a conflict of interest, may not adequately represent, the interests of the indemnified parties, and has provided the indemnifying party with notice of such determination, and only to the extent that such expenses are reasonable), to participate in such contest and defense and to be represented by attorneys of its or their own choosing. The Notifying Party will cooperate with the indemnifying party in the conduct of such defense. Neither the Notifying Party nor the indemnifying party may concede, settle or compromise any Claim without the consent of the other party, which consent will not be unreasonably withheld or delayed in light of all factors of importance to such party. Notwithstanding the foregoing, if the indemnifying party fails to acknowledge in writing its obligation to provide indemnification in respect of such Claim, to assume the defense thereof with counsel reasonably satisfactory to the Notifying Party or to diligently contest and defend such Claim, then the Notifying Party alone shall be entitled to contest, defend and settle such Claim in the first instance (in which case, all reasonable expenses incurred in connection therewith shall constitute Damages) and, only if the Notifying Party chooses not to contest, defend or settle such Claim, the indemnifying party shall then have the right to contest and defend (but not settle) such Claim.

(d) In the event any indemnified party shall have a claim against any indemnifying party that does not involve a Claim, the indemnified party shall deliver a notice of such claim (an “Indemnification Notice”) with reasonable promptness to the indemnifying party. The failure to give such Indemnification Notice shall not affect whether an indemnifying party is liable for reimbursement unless such failure has resulted in the loss of substantive rights with respect to the indemnifying party’s ability to defend such claim, and then only to the extent of such loss. If the indemnifying party notifies the indemnified party that it does not dispute the claim described in such Indemnification Notice or fails to notify the indemnified party within thirty (30) days after delivery of such Indemnification Notice by the indemnified party whether the indemnifying party disputes the claim described in such Indemnification Notice, the Damages in the amount specified in the Indemnification Notice shall be conclusively deemed a liability of the indemnifying party and the indemnifying party shall pay the amount of such Damages to the indemnified party on demand.

(e) Any Indemnification Notice shall be delivered in writing to the indemnifying party and set forth with reasonable specificity as to the amount claimed and the underlying facts supporting such claim. The indemnifying party shall have thirty (30) days to accept or dispute such claim. If the indemnifying party disputes such claim, the provisions of Section 9.5 shall apply. If the indemnifying party does not dispute such claim or the parties resolve their differences with respect to a claim, the indemnified party shall be entitled to the amount of such claim, as not disputed or as resolved, as applicable, and the indemnifying party shall pay such amount to the indemnified party on demand.

(f) There shall be no obligation on the part of Seller, on the one hand, and Purchasers, on the other hand, to provide indemnification under Section 9.4(a) (with respect to Seller) or under Section 9.4(b)(i) (with respect to Purchasers) (i) unless the aggregate amount of Damages suffered by the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, exceeds US$175,000, in which case the Purchaser Indemnified Parties or the Seller Indemnified Parties, as applicable, shall be entitled to be indemnified only for such Damages in excess of $175,000, and (ii) to the extent that the aggregate amount of Damages suffered by the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be, exceeds US$1,600,000.

(g) The foregoing indemnification provisions in this Section 9.4 are the exclusive remedy of any party to this Agreement with respect to the matters covered by such provisions. In addition, subject to Section 9.3 and Section 9.4(b)(ii) (each of which Sections, Seller and Purchasers acknowledge and agree, shall not be subject to this sentence), the maximum aggregate amount for which Seller may be liable to the Purchaser Indemnified Parties, or for which Purchasers may be liable to the Seller Indemnified Parties, under any theory of recovery under this Agreement or relating to the transactions contemplated hereby (including giving effect to any amounts paid pursuant to the indemnification provisions in this Section 9.4) shall not exceed US$1,600,000.

(h) All representations and warranties contained in this Agreement shall expire at 5:00 p.m. (Pacific time) on the date of Seller’s stockholders’ meeting for approval of the issuance by Seller of shares of its common stock in connection with the Merger and other related matters (the “Expiration Date”). All covenants and agreements on the part of Seller or Purchasers contained in this Agreement that are to be performed at or prior to Closing shall expire on the Closing Date, and all covenants and agreements on the part of Seller contained in Section 9.4(a) of this Agreement that are to be performed after Closing shall expire at 5:00 p.m. (Pacific time) on the Expiration Date. If any Purchaser Indemnified Party or Seller Indemnified Party delivers, before expiration of a representation, warranty, covenant or agreement, either a Claim Notice or an Indemnification Notice based upon a breach of such representation, warranty, covenant or agreement, then the demand for indemnification set forth therein shall survive until, but only for purposes of, the resolution of the matter covered by such Claim Notice or Indemnification Notice. If the claim, demand or other matter with respect to which such Claim

Notice or Indemnification Notice has been given is definitively withdrawn or resolved, the party that provided such Claim Notice or Indemnification Notice shall promptly so notify the party that received such Claim Notice or Indemnification Notice.

9.5 Arbitration. Disputes of every kind relating to or arising out of this Agreement that the parties are unable to settle amicably or among themselves shall be submitted to arbitration. In the event that within 30 days after submission of any dispute to arbitration, Seller and Purchasers cannot mutually agree on one arbitrator, the matter shall be settled by arbitration conducted by three arbitrators consisting of one arbitrator selected by Seller, one arbitrator selected by Purchasers, and one arbitrator selected by the two arbitrators so selected by Seller and Purchasers. If the two arbitrators are unable to select a third arbitrator, a third arbitrator shall be appointed in accordance with the rules of the International Chamber of Commerce. The decision of the arbitrator or a majority of the three arbitrators, as the case may be, as to the validity and amount of any judgment or award shall be subject to the provisions of this Agreement (including Section 9.4(f), Section 9.4(g) and Section 9.4(h)) and binding and conclusive upon the parties to this Agreement. Such decision shall be written and shall be supported by written findings of fact and conclusions, which shall set forth the award, judgment, decree or order awarded by the arbitrator(s). Judgment upon any award rendered by the arbitrator(s) may be entered in any court having jurisdiction. The arbitrator(s) shall determine how all expenses relating to the arbitration shall be paid, including without limitation, the respective expenses of each party, the fees of each arbitrator and the administrative fee of the International Chamber of Commerce. The arbitral proceedings and all documents delivered to or by the arbitrator(s) shall be in English, and the site of arbitration shall be Brussels. Subject to the foregoing, the arbitral proceedings shall be conducted in accordance with the Arbitration Rules of the International Chamber of Commerce as in force at the time of this submission of the applicable dispute to arbitration.

10.	MISCELLANEOUS PROVISIONS

10.1 Time of Essence. Time is of the essence of this Agreement.

10.2 Compliance with Laws. Each party shall execute such agreements and other documents, and shall take such other actions, as the other party or parties may reasonably request (prior to, at or after the Closing) for the purpose of ensuring that the transactions contemplated by this Agreement are carried out in full compliance with the provisions of all applicable laws and regulations.

10.3 Access of Seller to Books and Records. At all times after the Closing Date, subject to prior approval by Purchasers (which shall not be unreasonably withheld), Purchasers shall give Seller and Seller’s Associates reasonable access to the books and records and other information of the Subsidiaries (to the extent such books and records and other information relate to the period prior to the Closing Date). In addition, from time to time after the Closing Date, Purchasers shall execute and deliver or cause to be executed and delivered such instruments and take such actions as Seller may reasonably request in connection with consummating the Merger.

10.4 Governing Law. This Agreement shall be construed in accordance with, and governed in all respects by, the laws of Belgium (without giving effect to principles of conflicts of law).

10.5 Notices. Any notice or other communication required or permitted to be delivered to any party under this Agreement shall be in writing and shall be deemed properly delivered, given and received when delivered (by hand, by registered mail, by courier or express delivery service or by facsimile) to the address or facsimile telephone number set forth beneath the name of such party below (or to such other address or facsimile telephone number as such party shall have specified in a written notice given to the other parties hereto):

if to Purchasers:

Onno van de Stolpe, CEO

Galapagos NV

Generaal de Wittelaan L11A3

2800 Mechelen

Belgium

Fax: +32 15 342 901

Email: onno@glpg.com

with a copy to:

Peter Verhaeghe, Esq.

Vermulst Verhaeghe & Graafsma

Paul Emile Jansonstraat 6

1000 Brussels

Belgium

Fax: +32 2-534-5888

Email: peter.verhaeghe@vvg-law.com

if to Seller:

Discovery Partners International

9640 Towne Center Drive

San Diego, CA 92121

Fax: +1 (858) 546-3081

Attn: Chief Executive Officer

with a copy to:

Cooley Godward LLP

4401 Eastgate Mall

San Diego, CA 92121

Fax: +1 (858) 550-6420

Attn: Matthew Browne, Esq.

10.6 Table of Contents and Headings. The table of contents of this Agreement and the underlined headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

10.7 Assignment. No party hereto may assign any of its rights or delegate any of its obligations under this Agreement to any other Person without the prior written consent of the other parties hereto.

10.8 Parties in Interest. Subject to Section 9.4, nothing in this Agreement is intended to provide any rights or remedies to any Person (including any employee or creditor of the Subsidiaries) other than the parties hereto.

10.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction declares that any term or provision hereof is invalid or unenforceable, the parties hereto agree that the court making such determination shall have the power to limit the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term.

10.10 Entire Agreement. This Agreement (including the Disclosure Schedule and the Purchasers’ Disclosure Schedule and the Exhibits), as amended, sets forth the entire understanding of Purchasers and Seller and supersedes all other agreements and understandings between Purchasers and Seller relating to the subject matter hereof and thereof.

10.11 Waiver. No failure on the part of either party hereto to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of either party hereto in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver thereof; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

10.12 Amendments. This Agreement may not be amended, modified, altered or supplemented except by means of a written instrument executed on behalf of each Purchaser and Seller.

10.13 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. Photostatic or facsimile reproductions of this Agreement may be made and relied upon to the same extent as originals.

10.14 Further Assurances. From time to time after the Closing Date, without further consideration (other than for reimbursement of out-of-pocket costs), Seller shall, at the Purchasers’ sole expense, execute and deliver or cause to be executed and delivered such further instruments of conveyance, assignment and transfer and shall take such other action as Purchasers may reasonably request in order more effectively to convey, transfer, reduce to possession or record title to the Purchased Shares, the Specified Assets or the Specified Contracts.

10.15 Disclosure. Without limiting any of Seller’s or Purchasers’ obligations under the Confidentiality Agreement, each of Seller and Purchasers shall not, and shall not permit any of their respective Associates to, issue any press release or make any disclosure (to any customers or employees of such party, to the public or otherwise) regarding the transactions contemplated by this Agreement unless (a) the other party or parties shall have approved such press release or disclosure in writing; or (b) such party shall have determined in good faith, upon the advice of outside legal counsel, that such disclosure is required by applicable Legal Requirements and, to the extent practicable, before such press release or disclosure is issued or made, such party advises the other party or parties of, and consults with the other party or parties regarding, the text of such press release or disclosure.

10.16 Interpretation of Agreement.

(a) Each party hereto acknowledges that it has participated in the drafting of this Agreement, and any applicable rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in connection with the construction or interpretation of this Agreement.

(b) Whenever required by the context hereof, the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, and shall be deemed to be followed by the words “without limitation.”

(d) References herein to “Sections” and “Exhibits” are intended to refer to Sections of and Exhibits to this Agreement.

10.17 San Diego Lease Deposit. Within three (3) Business Days after being notified by Seller that the landlord for Seller’s offices in San Diego, California has consented to the assignment of the applicable lease for those offices to Biofocus, Galapagos shall wire immediately available US dollars to such landlord in an amount sufficient to result in the release by such landlord to Seller of Seller’s security deposit under such lease.

10.18 Contract Assignments, Etc. In the event that Seller and Purchasers are unable to obtain on or prior to the Closing any Consent required to be obtained in order to assign to Biofocus or an affiliate thereof any Contract in connection with the transactions contemplated by this Agreement, or if any attempted assignment would be ineffective or would adversely affect the rights of Seller with respect to any such Contract so that Biofocus or an affiliate thereof would not in fact receive all of Seller’s rights with respect to such Contract, DPI, Galapagos and Biofocus or an affiliate thereof will take all commercially reasonable action as permitted under the terms of such Contract in order to arrange to the extent possible for Biofocus or an affiliate thereof to obtain all the benefits of and be responsible for all the obligations, duties and liabilities under such Contract. Following the Closing and prior to obtaining such required Consents, Biofocus or an affiliate thereof shall be entitled to receive all benefits of any such Contract and shall be responsible for all obligations, duties and liabilities thereunder, which shall be considered Assumed Liabilities for all purposes of this Agreement. Following the Closing, if and when any such required Consent shall be obtained or any such Contract shall otherwise become assignable, Seller shall promptly assign all its rights and obligations thereunder to Biofocus or an affiliate thereof without payment of further consideration. Following the Closing, if and when any such required Consent shall be obtained or any such Contract shall otherwise become assignable, Biofocus or an affiliate thereof shall, without the payment of any further consideration therefore, assume such rights and obligations (which shall be considered Assumed Liabilities for all purposes of this Agreement) and Seller shall be relieved of any and all liability with respect thereto. To the extent that any of the Specified Contracts or other Transferred Assets are assigned to or sold to an affiliate of any of the Purchasers, or any such affiliate otherwise assumes Seller’s or any Subsidiary’s duties, obligations or liabilities under the Specified Contracts or other Transferred Assets, such affiliate shall be deemed a Purchaser under this Agreement for all purposes of this Agreement.

[SIGNATURE PAGE FOLLOWS]

The parties hereto have caused this Agreement to be executed and delivered and amended as of the dates first set forth above.

GALAPAGOS NV
a Belgian corporation

By:	/s/ Onno van de Stolpe
Name:	Onno van de Stolpe
Title:	Chief Executive Officer

BIOFOCUS INC
a Ohio corporation

By:	/s/ Onno van de Stolpe
Name:	Onno van de Stolpe
Title:	CEO

DISCOVERY PARTNERS INTERNATIONAL, INC.
a Delaware corporation

By:	/s/ Michael C.Venuti
Name:	Michael C.Venuti
Title:	Acting CEO

[SIGNATURE PAGE TO STOCK AND ASSET PURCHASE AGREEMENT]

STOCK AND ASSET PURCHASE AGREEMENT

between

GALAPAGOS NV,

a Belgian corporation,

BIOFOCUS INC,

a Ohio corporation

and

DISCOVERY PARTNERS INTERNATIONAL, INC.,

a Delaware corporation

Dated as of June 12, 2006

Amended as of July 5, 2006

EXHIBIT A TO

STOCK AND ASSET PURCHASE AGREEMENT

Defined Terms

For purposes of this Agreement:

“Accounts Payable Excess” shall have the meaning specified in Section 1.8.

“Accounts Payable Reduction” shall have the meaning specified in Section 1.8.

“Accounts Receivable Excess” shall have the meaning specified in Section 1.8.

“Accounts Receivable Reduction” shall have the meaning specified in Section 1.8.

“Agreement” shall mean the Stock and Asset Purchase Agreement to which this Exhibit A is attached, as amended.

“Associates” of a Person shall include:

(a) such Person’s affiliates, stockholders, directors, officers, employees, agents, attorneys, accountants and representatives; and

(b) all stockholders, directors, officers, employees, agents, attorneys, accountants and representatives of each of such Person’s affiliates.

“Assumed Liabilities” shall have the meaning specified in Section 1.2.

“Balance Sheet” shall have the meaning specified in Section 3.7.

“Balance Sheet Date” shall have the meaning specified in Section 3.6(f).

“Biofocus” shall have the meaning specified in the first paragraph of this Agreement.

“Business Day” shall mean any day other than a day on which banks in the State of California are authorized or obligated to be closed.

“ChemRx” has the meaning specified in the first paragraph of the recitals to this Agreement.

“Claim” shall have the meaning specified in Section 9.4(c).

“Claim Notice” shall have the meaning specified in Section 9.4(c).

“Closing” shall have the meaning specified in Section 2.

Exhibit A – Page 1

“Closing Date” shall mean the time and date as of which the Closing actually takes place.

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” shall mean the Confidentiality Agreement dated as of April 25, 2006 between Seller and Galapagos.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contract” shall, with respect to any Person, mean any written, oral or other agreement, contract, subcontract, lease (whether real or personal property), mortgage, understanding, arrangement, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable law.

“Damages” shall have the meaning specified in Section 9.4(a).

“Disclosure Schedule” shall have the meaning specified in the first paragraph of Section 3.

“DPI AG” has the meaning specified in the first paragraph of the recitals to this Agreement.

“DPI AG Amount” shall have the meaning specified in Section 1.9.

“DPI LLC” has the meaning specified in the first paragraph of the recitals to this Agreement.

“DPI Subsidiaries” shall have the meaning specified in the first paragraph of the recitals to this Agreement.

“DPI AG Subsidiary” shall have the meaning specified in the first paragraph of the recitals to this Agreement.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset) other than (a) mechanic’s, materialmen’s and similar liens, (b) liens arising under worker’s compensation, unemployment insurance and similar legislation, and (c)

Exhibit A – Page 2

liens on goods in transit incurred pursuant to documentary letters of credit, in each case arising in the ordinary course of business.

“Entity” shall mean any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Materials of Environmental Concern, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Escrow Agent” shall mean LaSalle Bank National Association.

“Escrow Fund” shall mean the fund established pursuant to the Escrow Agreement, including the amount paid by Purchasers to the Escrow Agent at the time of execution of this Agreement by the parties hereto pursuant to Section 1.3 of this Agreement.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Expiration Date” shall have the meaning specified in Section 9.4(h).

“FMLA” shall mean the Family Medical Leave Act of 1993, as amended.

“Foreign Plan” shall have the meaning specified in Section 3.14(k).

“GAAP” shall have the meaning specified in Section 3.5.

“Galapagos” shall have the meaning specified in the first paragraph of this Agreement.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, exceptions, orders, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and

Exhibit A – Page 3

any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization.

“HIPAA” shall mean the Health Insurance Portability and Accountability Act of 1996, as amended.

“Indemnification Notice” shall have the meaning specified in Section 9.4(d).

“Initial Aggregate Accounts Payable” shall have the meaning specified in Section 1.8.

“Initial Aggregate Accounts Receivable” shall have the meaning specified in Section 1.8.

“Insurance Policies” shall have the meaning specified in Section 3.10.

“Intellectual Property” shall mean United States, foreign and international patents, patent applications, including provisional applications, statutory invention registrations, invention disclosures, inventions, trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, copyrights, including registrations and applications for registration thereof, software, formulae, customer lists, trade secrets, know-how, methods, processes, protocols, specifications, techniques, and other forms of technology (whether or not embodied in any tangible form and including all tangible embodiments of the foregoing, such as laboratory notebooks, samples, studies and summaries) confidential information and other proprietary rights and intellectual property, whether patentable or not.

“IRS” shall mean the United States Internal Revenue Service.

“IP Rights” shall mean all Intellectual Property owned, licensed, or controlled by Seller and the Subsidiaries that is necessary or used in the Subsidiaries’ business as presently conducted.

“IP Rights Agreement” shall mean any instrument or agreement governing any IP Rights.

“Key Employee” shall mean an executive officer of any Subsidiary, or any employee that reports directly to the board of directors or chief executive officer of any Subsidiary.

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of the individual’s employee or professional responsibility. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Legal Proceeding” shall mean any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or

Exhibit A – Page 4

before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Requirement” shall mean any federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Materials of Environmental Concern” include chemicals, pollutants, contaminants, wastes, toxic substances, petroleum and petroleum products and any other substance that is now or hereafter regulated by any Environmental Law or that is otherwise a danger to health, reproduction or the environment.

“Material Adverse Effect” shall mean any effect, change, event, circumstance or development (each such item, an “Effect”) that, considered together with all other Effects that had occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or would reasonably be expected to be or to become materially adverse to, or has or would reasonably be expected to have or result in a material adverse effect on: (a) the business, financial condition, capitalization, assets (including Intellectual Property), operations or financial performance or prospects of Seller and its Subsidiaries taken as a whole; or (b) the ability of Seller to consummate the transactions contemplated by this Agreement or to perform any of its covenants or obligations under this Agreement; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be a Material Adverse Effect: (i) any change in the business, financial condition, capitalization, assets, operations or financial performance or prospects of Seller and the Subsidiaries taken as a whole caused by, related to or resulting from, directly or indirectly, the transactions contemplated by this Agreement or the announcement thereof, (ii) any failure by Seller to meet internal projections or forecasts for any period, (iii) any adverse change, effect or occurrence attributable to the global economy as a whole or the industries in which Seller competes, (iv) any act or threat of terrorism or war anywhere in the world, any armed hostilities or terrorist activities anywhere in the world, any threat or escalation of armed hostilities or terrorist activities anywhere in the world or any governmental or other response or reaction to any of the foregoing, (v) any change in accounting requirements or principles or any change in applicable laws, rules or regulations or the interpretation thereof, (vi) any Effect resulting from the announcement or pendency of the transactions contemplated by this Agreement, and (vii) any change in the stock price or trading volume of Seller independent of any other event that would be deemed to have a Material Adverse Effect.

“Merger” shall have the meaning specified in Section 9.4(a).

“Notifying Party” shall have the meaning specified in Section 9.4(c).

“Ordinary Course of Business” shall mean, in the case of each of Seller and the Subsidiaries, such reasonable and prudent actions taken in the ordinary course of its normal operations and consistent with its past practices.

Exhibit A – Page 5

“Person” shall mean any individual, corporation, association, general partnership, limited partnership, venture, trust, association, firm, organization, company, business, entity, union, society, government (or political subdivision thereof) or governmental agency, authority or instrumentality.

“Plan” shall have the meaning specified in Section 3.14(r).

“Purchase Price” shall have the meaning specified in Section 1.3.

“Purchased Stock” shall have the meaning specified in Section 1.1.

“Purchaser” and “Purchasers” shall have the meaning specified in the first paragraph of this Agreement.

“Purchaser Indemnified Parties” shall have the meaning specified in Section 9.4(a).

“Purchasers’ Disclosure Schedule” shall have the meaning specified in the first paragraph of Section 4.

“Registered IP” shall mean all IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all patents, registered copyrights and registered trademarks and all applications for any of the foregoing.

“Related Party” shall mean any affiliate, as defined in Rule 12b-2 under the Securities Act.

“Representatives” shall mean directors, officers, other employees, agents, attorneys, accountants, advisors and representatives.

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Documents” shall have the meaning specified in Section 3.5.

“Section 338(h)(10) Election” shall have the meaning specified in Section 1.7.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller Indemnified Parties” shall have the meaning specified in Section 9.4(b).

“Seller” shall have the meaning specified in the first paragraph of this Agreement.

“Seller Returns” shall have the meaning specified in Section 3.13(a).

“Specified Assets” shall have the meaning specified in Section 1.1.

“Specified Contracts” shall have the meaning specified in Section 1.1.

“Specified Liabilities” shall have the meaning specified in Section 1.2.

Exhibit A – Page 6

“Subsidiaries” shall have the meaning specified in the first paragraph of the recitals to this Agreement.

“Tax” shall mean any federal, state, local, foreign or other taxes, levies, charges and fees or other similar assessments or liabilities in the nature of a tax, including, without limitation, any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax, payroll tax, customs duty, alternative or add-on minimum or other tax of any kind whatsoever, and including any fine, penalty, assessment, addition to tax or interest, whether disputed or not.

“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

“Termination Fee” shall have the meaning specified in Section 9.3.

“Transferred Assets” shall have the meaning specified in Section 1.1.

“Transferred Assets Liabilities” shall have the meaning specified in Section 1.2.

“Updated Aggregate Accounts Payable” shall have the meaning specified in Section 1.8.

“Updated Aggregate Accounts Receivable” shall have the meaning specified in Section 1.8.

“Working Capital Amount” shall have the meaning specified in Section 1.8.

“Xenometrix” has the meaning specified in the first paragraph of the recitals to this Agreement.

Exhibit A – Page 7